[Correspondence to the SEC]

BLUEGATE CORPORATION
701 North Post Oak, Road, Suite 600
Houston, Texas 77024
voice:  (713) 686-1100
fax:  713-682-7402

June 25, 2008

H. Christopher Owings, Scott Anderegg and Mara L. Ransom
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D. C. 20549-3561

Re: Bluegate Corporation
      File No. 333-145492

Dear Mr. Owings, Mr. Anderegg and Ms. Ransom;

The Company submits the following acknowledgements:

Bluegate Corporation acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

Bluegate Corporation acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Bluegate Corporation may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully yours,

/s/ Charles E. Leibold
Charles E. Leibold
Chief Financial Officer